UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Xtera Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98415E300

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600
Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98415E300	13D	PAGE 2 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Enterprise Associates 9, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,631,537 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,631,537 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,537 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98415E300	13D	PAGE 3 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA Partners 9, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,631,537 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,631,537 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,537 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98415E300	13D	PAGE 4 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Enterprise Associates 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,631,537 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,631,537 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,537 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98415E300	13D	PAGE 5 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA Partners 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,631,537 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,631,537 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,537 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98415E300	13D	PAGE 6 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). M. James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 971,733 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 971,733 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,733 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98415E300	13D	PAGE 7 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,631,537 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,631,537 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,537 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98415E300	13D	PAGE 8 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 971,733 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 971,733 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,733 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98415E300	13D	PAGE 9 OF 18 PAGES

Schedule 13D

Item 1.            Security and Issuer.

This statement relates to the common stock, $.001 par value (the “Common Stock”) of Xtera Communications, Inc. (the “Issuer”) having its principal executive office at 500 W. Bethany Drive, Suite 100, Allen, TX 75013.

Item 2.            Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 9, Limited Partnership (“NEA 9”);

(b) NEA Partners 9, Limited Partnership (“NEA Partners 9”), which is the sole general partner of NEA 9;

(c) New Enterprise Associates 10, Limited Partnership (“NEA 10”);

(d) NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of NEA 10; and

(c) M. James Barrett (“Barrett”), Peter J. Barris (“Barris”) and Scott D. Sandell (“Sandell”) (together, the “General Partners”).  Barris is the individual general partner of NEA 9.  The General Partners are the individual general partners of NEA Partners 10.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 9, NEA Partners 9, NEA 10 and NEA Partners 10 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 9 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9.  The principal business of Barris is to act as a general partner of NEA Partners 9 and a number of affiliated partnerships with similar businesses.

The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10.  The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 9, NEA Partners 9, NEA 10 and NEA Partners 10 are limited partnerships organized under the laws of the State of Delaware.  Each of the General Partners is a United States citizen.

CUSIP No. 98415E300	13D	PAGE 10 OF 18 PAGES

Item 3.            Source and Amount of Funds or Other Consideration.

On November 12, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No.333-207288) in connection with its initial public offering of 5,000,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective.  The closing of the IPO took place on November 17, 2015, and at such closing NEA 9 purchased an aggregate of 585,935 shares of Common Stock at the IPO price of $5.00 per share.  In addition, prior to the IPO, NEA 9 purchased from the Issuer in a series of private transactions 33,056 shares of Common Stock, 2,522,387 shares of Series A-3 Preferred Stock (“NEA 9 Series A-3 Stock”), 2,889,939 shares of Series B-3 Preferred Stock (“NEA 9 Series B-3 Stock”), 4,722,375 shares of Series C-3 Preferred Stock (“NEA 9 Series C-3 Stock”), 26,678,422 shares of Series D-3 Preferred Stock (“NEA 9 Series D-3 Stock”) and 16,217,943 shares of Series E-3 Preferred Stock (“NEA 9 Series E-3 Stock”) for an aggregate purchase price of $40,820,789.37.  Immediately prior to the closing of the IPO, the shares of NEA 9 Series A-3 Stock, NEA 9 Series B-3 Stock, NEA 9 Series C-3 Stock, NEA 9 Series D-3 Stock and NEA 9 Series E-3 Stock held by NEA 9 automatically converted into 2,040,813 shares of Common Stock of the Issuer.  NEA 9 now holds a total of 2,659,804 shares of the Issuer’s Common Stock (the “NEA 9 Shares”).

NEA 10 purchased an aggregate of 214,065 shares of Common Stock at the IPO price of $5.00 per share.  In addition, prior to the IPO, NEA 10 purchased from the Issuer in a series of private transactions, 1,262 shares of Common Stock, 5,285,557 shares of Series A-3 Preferred Stock (“NEA 10 Series A-3 Stock”), 5,779,879 shares of Series B-3 Preferred Stock (“NEA 10 Series B-3 Stock”), 1,248,028 shares of Series C-3 Preferred Stock (“NEA 10 Series C-3 Stock”) and 7,353,023 shares of Series D-3 Preferred Stock (“NEA 10 Series D-3 Stock”) for an aggregate purchase price of $29,670,750.72.  Immediately prior to the closing of the IPO, the shares of NEA 10 Series A-3 Stock, NEA 10 Series B-3 Stock, NEA 10 Series C-3 Stock and NEA 10 Series D-3 Stock held by NEA 10 automatically converted into 756,406 shares of Common Stock of the Issuer.  NEA 10 now holds a total of 971,733 shares of the Issuer’s Common Stock (the “NEA 10 Shares”).

The working capital of NEA 9 was the source of the funds for the purchase of the NEA 9 Shares.  No part of the purchase price of the NEA 9 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 9 Shares.

The working capital of NEA 10 was the source of the funds for the purchase of the NEA 10 Shares.  No part of the purchase price of the NEA 10 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 10 Shares.

Item 4.            Purpose of Transaction.

NEA 9 acquired the NEA 9 Shares and NEA 10 acquired the NEA 10 shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 9, NEA 10 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 98415E300	13D	PAGE 11 OF 18 PAGES

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer.

(a)
NEA 9 is the record owner of the NEA 9 Shares.  As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Shares.  As the general partner of NEA Partners 9, Barris may be deemed to own beneficially the NEA 9 Shares.

NEA 10 is the record owner of the NEA 10 Shares.  As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares.  As the general partners of NEA Partners 10, each of the General Partners may be deemed to own beneficially the NEA 10 Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of NEA 9, NEA Partners 9, NEA 10 and NEA Partners 10 may be deemed to share the power to direct the disposition and vote of the NEA 9 Shares and the NEA 10 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 9 Shares and the NEA 10 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 17,110,138 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on November 13, 2015.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

CUSIP No. 98415E300	13D	PAGE 12 OF 18 PAGES

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

NEA 9 and NEA 10 have entered into a lock-up agreement with the underwriters of the IPO pursuant to which NEA 9 and NEA 10 have generally agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or any securities convertible into shares or exercisable or exchangeable for shares of the Issuer’s Common Stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of the Issuer’s Common Stock, for a period of 180 days after November 12, 2015 without the consent of Needham & Company, LLC.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98415E300	13D	PAGE 13 OF 18 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 1st day of December, 2015.

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:	NEA PARTNERS 9, LIMITED PARTNERSHIP
General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:          *
       Peter J. Barris
       General Partner

         *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By: *
Peter J. Barris
General Partner

*
M. James Barrett

CUSIP No. 98415E300	13D	PAGE 14 OF 18 PAGES

*
Peter J. Barris

*
Scott D. Sandell

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 98415E300	13D	PAGE 15 OF 18 PAGES

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Xtera Communications, Inc.

EXECUTED this 1st day of December, 2015.

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:	NEA PARTNERS 9, LIMITED PARTNERSHIP
General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:          *
       Peter J. Barris
       General Partner

         *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By: *
Peter J. Barris
General Partner

*
M. James Barrett

CUSIP No. 98415E300	13D	PAGE 16 OF 18 PAGES

*
Peter J. Barris

*
Scott D. Sandell

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 98415E300	13D	PAGE 17 OF 18 PAGES

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP No. 98415E300	13D	PAGE 18 OF 18 PAGES

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller